                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                             )
The AES Corporation                          )                 File No. 70-9465
                                             )


            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


                  On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending June 30, 2001. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").


                                        Respectfully submitted,



                                        /s/ EARLE H. O'DONNELL
                                        -------------------------------------
                                        Earle H. O'Donnell
                                        Andrew B. Young
                                        Dewey Ballantine LLP
                                        1775 Pennsylvania Avenue, N.W.
                                        Washington, D.C. 20006

Dated: August 29, 2001

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                           QUARTER ENDED JUNE 30, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended June 30, 2001:

     a)   12 months ended June 30, 2001 GAAP consolidated income statement
     b)   12 months ended June 30, 2001 pro rata consolidated income statement

2)   Balance Sheet of The AES Corporation at June 30, 2001

     a)   GAAP Basis Consolidated Balance Sheet
     b)   Pro Rata Consolidated Balance Sheet

3)   Statement of Income of CILCORP for the 12 months ended June 30, 2001

4)   Statement of Income of CILCO for the 12 months ended June 30, 2001

5)   Consolidated Balance Sheet of CILCORP at June 30, 2001

6)   Consolidated Balance Sheet of CILCO at June 30, 2001

THE AES CORPORATION

        CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES CILCORP AND IPALCO)
             FOR THE TWELVE MONTHS ENDED JUNE 30, 2001 - GAAP BASIS
                                  (Unaudited)

--------------------------------------------------------------------------------------------
                                                                                  TWELVE
                                                                                  MONTHS
                                                                                  ENDED
                                                                                6/30/2001
--------------------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                                               $    8,895

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                            6,712
Selling, general and administrative expenses                                            105
                                                                       ---------------------

TOTAL OPERATING COSTS AND EXPENSES                                                    6,817
                                                                       ---------------------

OPERATING INCOME                                                                      2,078

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                (1,505)
Equity in earnings of affiliates (before income tax)                                    407
Other income (expense)                                                                  274
Nonrecurring severance and transaction costs                                           (178)
Loss on sale of Power Direct                                                            (31)
                                                                       ---------------------

INCOME BEFORE INCOME TAXES, MINORITY INTEREST
    AND EXTRAORDINARY ITEM                                                            1,046

Income tax provision                                                                    292
Minority interest                                                                       143
                                                                       ---------------------
INCOME BEFORE EXTRAORDINARY ITEM                                                        611

Extraordinary Item                                                                        4
                                                                       ---------------------
NET INCOME                                                                        $     607
                                                                       =====================

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS (INCLUDES CILCORP AND IPALCO) FOR THE TWELVE MONTHS ENDED JUNE 30, 2001 - PRO RATA BASIS

--------------------------------------------------------------------------------------------
                                                                                  TWELVE
                                                                                  MONTHS
                                                                                  ENDED
                                                                                6/30/2001
--------------------------------------------------------------------------------------------
($ in millions, except per share amounts)
REVENUES:
Sales and services                                                               $    9,579

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                            7,116
Selling, general and administrative expenses                                            105
                                                                       ---------------------
TOTAL OPERATING COSTS AND EXPENSES                                                    7,221
                                                                       ---------------------
OPERATING INCOME                                                                      2,358

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                                (1,439)
Other income (expense)                                                                   (3)
Nonrecurring severance and transaction costs                                           (178)
Loss on sale of Power Direct                                                            (31)
                                                                       ---------------------
INCOME BEFORE INCOME TAXES, MINORITY INTEREST
  AND EXTRAORDINARY ITEM                                                                707

Income tax provision                                                                     97
                                                                       ---------------------
INCOME BEFORE EXTRAORDINARY ITEM                                                        611

Extraordinary item                                                                        4
                                                                       ---------------------
NET INCOME                                                                        $     607
                                                                       =====================

THE AES CORPORATION
GAAP BASIS CONSOLIDATED BALANCE SHEET (INCLUDES CILCORP AND IPALCO)
JUNE 30, 2001
(Unaudited)
($ in millions)
ASSETS

CURRENT ASSETS
      Cash and cash equivalents                              $    1,190
      Short-term investments                                        427
      Accounts receivable, net                                    1,569
      Inventory                                                     542
      Receivable from affiliates                                     18
      Prepaid expenses and other current assets                     679
                                                             ----------
      TOTAL CURRENT ASSETS                                        4,425

PROPERTY, PLANT AND EQUIPMENT
      Land                                                          594
      Electric generation and distribution assets                20,074
      Accumulated depreciation and amortization                  (2,990)
      Construction in progress                                    3,942
                                                             ----------
      PROPERTY, PLANT AND EQUIPMENT, NET                         21,620

OTHER ASSETS
      Deferred financing costs, net                                 446
      Project development costs                                     106
      Investments in and advances to affiliates                   3,337
      Debt service reserves and other deposits                      441
      Excess of cost net assets acquired, net                     2,920
      Other assets                                                2,234
                                                             ----------
      TOTAL OTHER ASSETS                                          9,484

      TOTAL                                                  $   35,529
                                                             ==========

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                        $     769
      Accrued interest                                              517
      Accrued and other liabilities                               1,483
      Non-recourse debt-current portion                           2,800
                                                             ----------
      TOTAL CURRENT LIABILITIES                                   5,569

LONG-TERM LIABILITIES
      Non-recourse debt                                          13,062
      Recourse debt                                               4,836
      Deferred incomes taxes                                      2,061
      Other long-term liabilities                                 1,701
                                                             ----------
      TOTAL LONG-TERM LIABILITIES                                21,660

      Minority interest                                           1,413

      Company-obligated Convertible Mandatorily
      Redeemable Preferred Securities of Subsidiary
      Trusts Holding Solely Junior Debentures of AES              1,228

STOCKHOLDERS' EQUITY
      Common Stock                                                    5
      Additional paid-in Capital                                  5,201
      Retained earnings                                           2,754
      Accumulated other comprehensive loss                       (2,301)
                                                             ----------
      TOTAL STOCKHOLDERS' EQUITY                                  5,659

      TOTAL                                                  $   35,529
                                                             ==========

THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET (INCLUDES CILCORP AND IPALCO)
JUNE 30, 2001
($ in millions)

ASSETS

CURRENT ASSETS
    Cash and cash equivalents                             $      1,270
    Short-term investments                                         364
    Accounts receivable, net                                     1,712
    Inventory                                                      516
    Receivable from affiliates                                      18
    Deferred income taxes                                          197
    Prepaid expenses and other current assets                      649
                                                             ----------
    TOTAL CURRENT ASSETS                                         4,726

PROPERTY, PLANT AND EQUIPMENT
    Land                                                           705
    Electric generation and distribution assets                 21,533
    Accumulated depreciation and amortization                   (3,301)
    Construction in progress                                     3,900
                                                             ----------
    PROPERTY, PLANT AND EQUIPMENT, NET                          22,837

OTHER ASSETS
    Deferred financing costs, net                                  423
    Project development costs                                      110
    Investments in and advances to affiliates                    3,671
    Debt service reserves and other deposits                       721
    Excess of Cost over Net Assets Acquired                      2,599
    Other assets                                                 2,306
                                                             ----------
    TOTAL OTHER ASSETS                                           9,830

    TOTAL                                                 $     37,393
                                                          ============

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                       $       845
    Accrued interest                                               571
    Accrued and other liabilities                                1,619
    Other notes payable - current portion                          676
    Project financing debt - current portion                     2,137
                                                             ---------
    TOTAL CURRENT LIABILITIES                                    5,848

LONG-TERM LIABILITIES
    Recourse Debt-LT                                             4,761
    Project Financing Debt-LT                                   12,974
    Other notes payable-LT                                         504
    Deferred Tax Liability                                       2,056
    Other long-term liabilities                                  2,431
                                                             ---------
    TOTAL LONG-TERM LIABILITIES                                 22,726

    TECONS                                                       1,228

STOCKHOLDERS' EQUITY
    Common Stock                                                     5
    Contributed capital / Additional paid in capital             5,507
    Retained earnings                                            4,641
    Accumulated other comprehensive loss                        (2,562)
                                                             ---------
    TOTAL STOCKHOLDERS' EQUITY                                   7,591

    TOTAL                                                 $     37,393
                                                          ============

                                  CILCORP CONSOLIDATED
                                     INCOME STATMENT
                             TWELVE MONTHS ENDED 6/30/2001
                                       (Unaudited)

REVENUE:
CILCO ELECTRIC                                                                                   $ 398,889
CILCO GAS                                                                                          335,395
CILCO OTHER                                                                                         68,785
OTHER BUSINESSES                                                                                    52,452
                                                                                         ------------------
        TOTAL                                                                                      855,521
                                                                                         ------------------

OPERATING EXPENSES:
FUEL FOR GENERATION AND PURCHASED POWER                                                            222,049
GAS PURCHASED FOR RESALE                                                                           285,314
OTHER OPERATIONS AND MAINTENANCE                                                                   124,552
DEPRECIATION AND AMORTIZATION                                                                       87,418
TAXES, OTHER THAN INCOME TAXES                                                                      40,573
                                                                                         ------------------
        TOTAL                                                                                      759,906
                                                                                         ------------------

FIXED CHARGES AND OTHER:
INTEREST EXPENSE                                                                                    72,832
PREFERRED STOCK DIVIDENDS OF SUBSIDIARY                                                              2,158
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION                                                         (375)
OTHER                                                                                                1,318
                                                                                         ------------------
        TOTAL                                                                                       75,933
                                                                                         ------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                               19,682
INCOME TAXES                                                                                        10,162
                                                                                         ------------------
NET INCOME (LOSS) FROM CONTINUING OPERATIONS                                                         9,520

INCOME (LOSS) FROM OPERATIONS OF DISCONTINUED BUSINESS, NET OF TAXES                                     -
EXTRAORDINARY ITEM                                                                                       -
                                                                                         ------------------
  NET INCOME (LOSS) BEFORE MINORITY INTEREST                                                         9,520

MINORITY INTEREST                                                                                        -
                                                                                         ------------------
  NET INCOME (LOSS)                                                                                  9,520

OTHER COMPREHENSIVE INCOME                                                                         (7,319)
                                                                                         ------------------
COMPREHENSIVE INCOME (LOSS)                                                                       $  2,201
                                                                                         ==================

CENTRAL ILLINOIS LIGHT COMPANY
CONSOLIDATED STATEMENT OF INCOME
(Unaudited)

                                                                                 Twelve Months Ended
                                                                                        6/30/2001
Operating Revenues:
Electric                                                                                $   398,889
Gas                                                                                         335,395
                                                                                 -------------------
                                                                                            734,284
                                                                                 -------------------
Operating Expenses:
Cost of Fuel                                                                                117,127
Cost of Gas                                                                                 246,996
Purchased Power                                                                              49,148
Other Operation & Maintenance Expenses                                                      118,792
Depreciation and Amortization                                                                68,797
Income Taxes                                                                                 26,582
Other Taxes                                                                                  40,485
                                                                                 -------------------
       Total Operating Expenses                                                             667,927
                                                                                 -------------------

Operating Income                                                                             66,357

Other Income and Deductions
CILCO Owned Life Insurance                                                                  (1,318)
Other, Net                                                                                    4,599
                                                                                 -------------------
      Total other income and (deductions)                                                     3,281
                                                                                 -------------------

Income Before Interest Expenses                                                              69,638

Interest Expenses:
Interest on Long-Term Debt                                                                   17,313
Cost of Borrowed Funds Capitalized                                                            (375)
Other                                                                                         7,626
                                                                                 -------------------
      Total interest expense                                                                 24,564
                                                                                 -------------------
Net (loss) Income Before Preferred Dividends                                                 45,074
                                                                                 -------------------
Preferred Stock Dividends                                                                     2,158
                                                                                 -------------------
Net Inc Available for Common Stock                                                       $   42,916
                                                                                 -------------------
                                                                                 -------------------

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                             June 30,
                                                                               2001
ASSETS

Current assets:
Cash and temporary cash investments                                    $        11,046
Receivables, less reserves of $1,151 and $1,343                                 88,753
Accrued unbilled revenue                                                        27,017
Fuel, at average cost                                                           16,166
Materials and supplies, at average cost                                         18,567
Gas in underground storage, at average cost                                     20,439
FAC/PGA underrecoveries                                                            870
Prepayments and other                                                            9,029
                                                                            ----------
       Total current assets                                                    191,887
                                                                            ----------
Investments and other property:
Investment in leveraged leases                                                 136,261
Other investments                                                               20,150
                                                                            ----------
       Total investments and other property                                    156,411
                                                                            ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                                                    703,065
   Gas                                                                         221,063
                                                                            ----------
                                                                               924,128
Less - accumulated provision for depreciation                                   97,273
                                                                            ----------
                                                                               826,855
Construction work in progress                                                   40,137
Other, net of depreciation                                                          79
                                                                            ----------
       Total property, plant and equipment                                     867,071
                                                                            ----------
Other assets:
Goodwill, net of accumulated amortization of $26,087 and $18,422               586,877
Other                                                                           68,495
                                                                            ----------
       Total other assets                                                      655,372
                                                                            ----------
              Total assets                                                  $1,870,741
                                                                            ==========

                          CILCORP INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                               June 30,
                                                                                 2001
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Current portion of long-term debt                                           $   18,900
Notes payable                                                                  111,434
Accounts payable                                                                66,001
Accrued taxes                                                                   19,476
Accrued interest                                                                17,386
FAC/PGA overrecoveries                                                           1,841
Other                                                                           17,064
                                                                            ----------
        Total current liabilities                                              252,102
                                                                            ----------
Long-term debt                                                                 719,106
                                                                            ----------
Deferred credits and other liabilities:
Deferred income taxes                                                          188,386
Regulatory liability of regulated subsidiary                                    43,147
Deferred investment tax credits                                                 15,356
Freeman contract liability                                                      83,524
Other                                                                           79,231
                                                                            ----------
        Total deferred credits and other liabilities                           409,644
                                                                            ----------
Preferred stock of subsidiary without mandatory redemption                      19,120
Preferred stock of subsidiary with mandatory redemption
                                                                                22,000
                                                                            ----------
        Total preferred stock of subsidiary                                     41,120
                                                                            ----------
Stockholder's equity:
Common stock, no par value; authorized 10,000 shares -
  outstanding 1,000 shares                                                          --
Additional paid-in capital                                                     468,833
Retained earnings (deficit)                                                    (12,745)
Accumulated other comprehensive income (loss)                                   (7,319)
                                                                            ----------
        Total stockholder's equity                                             448,769
                                                                            ----------
        Total liabilities and stockholder's equity                          $1,870,741
                                                                            ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                             June 30,
                                                                               2001
ASSETS

Utility plant, at original cost:
  Electric                                                                 $1,312,960
  Gas                                                                         444,429
                                                                           ----------
                                                                            1,757,389
  Less - accumulated provision for depreciation                               956,526
                                                                           ----------
                                                                              800,863
Construction work in progress                                                  40,137
                                                                           ----------
     Total utility plant                                                      841,000
                                                                           ----------
Other property and investments:
Cash surrender value of company-owned life insurance (net of related
  policy loans of $63,483 and $59,292)                                          3,098
Other                                                                           1,130
                                                                           ----------
     Total other property and investments                                       4,228
                                                                           ----------
Current assets:
Cash and temporary cash investments                                             5,616
Receivables, less reserves of $1,151 and $1,343                                76,835
Accrued unbilled revenue                                                       24,857
Fuel, at average cost                                                          16,166
Materials and supplies, at average cost                                        15,822
Gas in underground storage, at average cost                                    20,439
Prepaid taxes                                                                   6,171
FAC/PGA underrecoveries                                                           870
Other                                                                           8,987
                                                                           ----------
     Total current assets                                                     175,763
                                                                           ----------
Deferred debits:
Unamortized loss on reacquired debt                                             2,570
Unamortized debt expense                                                        1,366
Prepaid pension cost                                                              229
Other                                                                          39,844
                                                                           ----------
     Total deferred debits                                                     44,009
                                                                           ----------
Total assets                                                               $1,065,000
                                                                           ==========

                         CENTRAL ILLINOIS LIGHT COMPANY
                           Consolidated Balance Sheets
                                 (In thousands)
                                   (Unaudited)

                                                                                   June 30,
                                                                                     2001
CAPITALIZATION AND LIABILITIES

Capitalization:
Common stockholder's equity:
   Common stock, no par value; authorized 20,000,000 shares;
     outstanding 13,563,871 shares                                              $  185,661
Additional paid-in capital                                                          27,000
Retained earnings                                                                  129,190
Accumulated other comprehensive income (loss)                                       (7,844)
                                                                                ----------
        Total common stockholder's equity                                          334,007
Preferred stock without mandatory redemption                                        19,120
Preferred stock with mandatory redemption                                           22,000
Long-term debt                                                                     244,107
                                                                                ----------
        Total capitalization                                                       619,234
                                                                                ----------
Current liabilities:
Current maturities of long-term debt                                                 1,400
Notes payable                                                                       80,434
Accounts payable                                                                    55,686
Accrued taxes                                                                       24,351
Accrued interest                                                                     7,985
FAC/PGA overrecoveries                                                               1,841
Other                                                                               16,992
                                                                                ----------
        Total current liabilities                                                  188,689
                                                                                ----------
Deferred credits and other liabilities:
Deferred income taxes                                                              114,004
Regulatory liability                                                                43,146
Deferred investment tax credit                                                      15,356
Capital lease obligation                                                               315
Other                                                                               84,256
                                                                                ----------
        Total deferred credits and other liabilities                               257,077
                                                                                ----------
Total capitalization and liabilities                                            $1,065,000
                                                                                ==========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)

     ------------------------------------------------------------------------------------------------------
                                                                  12 MOS. 6/30/00           12 MOS. 6/30/01
     ------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                            11.42%                     9.03%
     CILCO                                                                589                       803
     AES                                                                4,989                     8,039
     AES/CILCORP                                                        5,159                     8,895
     ---------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                          11.76%                     9.62%
     CILCORP (Including CILCO)                                            607                       856
     AES                                                                4,989                     8,039
     AES/CILCORP                                                        5,159                     8,895
     ---------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                     9.65%                     6.10%
     CILCO                                                                401                       437
     AES                                                                4,088                     6,708
     AES/CILCORP                                                        4,154                     7,163
     ---------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                   9.87%                     6.35%
     CILCORP (Including CILCO)                                            410                       455
     AES                                                                4,088                     6,708
     AES/CILCORP                                                        4,154                     7,163
     ---------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                           5.07%                     4.67%
     CILCO                                                                 61                        97
     AES                                                                1,214                     1,982
     AES/CILCORP                                                        1,203                     2,078
     ---------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                         3.91%                     4.62%
     CILCORP (Including CILCO)                                             47                        96
     AES                                                                1,214                     1,982
     AES/CILCORP                                                        1,203                     2,078
     ---------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                    5%                     7.08%
     CILCO                                                                 22                        43
     AES                                                                  455                       597
     AES/CILCORP                                                          440                       607
     ---------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                               -2.5%                     1.65%
     CILCORP (Including CILCO)                                           (11)                        10
     AES                                                                  455                       597
     AES/CILCORP                                                          440                       607
     ---------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                 3.56%                        3%
     CILCO                                                              1,032                     1,065
     AES                                                               29,020                    33,658
     AES/CILCORP                                                       29,020                    35,529
     ---------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                               6.22%                     5.27%
     CILCORP (Including CILCO)                                          1,804                     1,871
     AES                                                               29,020                    33,658
     AES/CILCORP                                                       29,020                    35,529
     ---------------------------------------------------------------------------------------------------

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

     -----------------------------------------------------------------------------------------------------------
                                                                        12 MOS. 6/30/00          12 MOS. 6/30/01
     -----------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCO                                                  8.42%                    8.38%
     CILCO                                                                     589                      803
     AES                                                                     6,822                    8,723
     AES/CILCORP                                                             6,992                    9,579
     ------------------------------------------------------------------------------------------------------
     GROSS REVENUES %-CILCORP                                                8.68%                    8.94%
     CILCORP (Including CILCO)                                                 607                      856
     AES                                                                     6,822                    8,723
     AES/CILCORP                                                             6,992                    9,579
     ------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCO                                          5.82%                    5.47%
     CILCO                                                                     401                      437
     AES                                                                     5,857                    7,526
     AES/CILCORP                                                             6,888                    7,981
     ------------------------------------------------------------------------------------------------------
     NET OPERATING REVENUES %-CILCORP                                        5.95%                    5.70%
     CILCORP (Including CILCO)                                                 410                      455
     AES                                                                     5,857                    7,526
     AES/CILCORP                                                             6,888                    7,981
     ------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCO                                                3.54%                    4.11%
     CILCO                                                                      61                       97
     AES                                                                     1,731                    2,262
     AES/CILCORP                                                             1,721                    2,358
     ------------------------------------------------------------------------------------------------------
     OPERATING INCOME %-CILCORP                                              2.73%                    4.07%
     CILCORP (Including CILCO)                                                  47                       96
     AES                                                                     1,731                    2,262
     AES/CILCORP                                                             1,721                    2,358
     ------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCO                                                         5%                    7.08%
     CILCO                                                                      22                       43
     AES                                                                       455                      597
     AES/CILCORP                                                               440                      607
     ------------------------------------------------------------------------------------------------------
     NET INCOME %-CILCORP                                                    -2.5%                    1.65%
     CILCORP (Including CILCO)                                                (11)                       10
     AES                                                                       455                      597
     AES/CILCORP                                                               440                      607
     ------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCO                                                         3%                    2.85%
     CILCO                                                                   1,032                    1,065
     AES                                                                    34,182                   35,522
     AES/CILCORP                                                            34,182                   37,393
     ------------------------------------------------------------------------------------------------------
     NET ASSETS %-CILCORP                                                    5.27%                       5%
     CILCORP (Including CILCO)                                               1,804                    1,871
     AES                                                                    34,182                   35,522
     AES/CILCORP                                                            34,182                   37,393
     ------------------------------------------------------------------------------------------------------

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at June 30, 2001 (excluding CILCORP and IPALCO):

                                                                        AES          AES
                                                        CAPACITY      INTEREST      EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)          (MW)         STATUS
                                           -------        ----          ---         ------        ------
     AES Deepwater                          USA           143          100%          143           QF
     AES Beaver Valley                      USA           125          100%          125           QF
     AES Placerita                          USA           120          100%          120           QF
     AES Thames                             USA           181          100%          181           QF
     AES Shady Point                        USA           320          100%          320           QF
     AES Hawaii                             USA           180          100%          180           QF
     AES Warrior Run                        USA           180          100%          180           QF
     AES Somerset                           USA           675          100%          675           EWG
     AES Cayuga                             USA           306          100%          306           EWG
     AES Greenidge                          USA           161          100%          161           EWG
     AES Westover                           USA           126          100%          126           EWG
     AES Alamitos                           USA          2,083         100%         2,083          EWG
     AES Redondo Beach                      USA          1,310         100%         1,310          EWG
     AES Huntington Beach                   USA           563          100%          563           EWG
     AES Thermo Ecotek - Hemphill           USA            14           67%           9            QF
     AES Thermo Ecotek - Whitefield         USA            14          100%          14            QF
     AES Thermo Ecotek - Woodland           USA            25          100%          25            QF
     DOMESTIC SUBTOTAL:                                  6,526                      6,521


                                                                        AES          AES
                                                        CAPACITY      INTEREST      EQUITY      REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)          (MW)         STATUS
                                           -------        ----          ---         ------        ------
     AES Kingston                          Canada         110           50%          55            EWG
     AES San Nicholas                    Argentina        650           69%          449           EWG
     AES Cabra Corral                    Argentina        102           98%          100          FUCO
     AES El Tunal                        Argentina         10           98%          10           FUCO
     AES Sarmiento                       Argentina         33           98%          32           FUCO
     AES Ullum                           Argentina         45           98%          44           FUCO
     AES Quebrada de Ullum               Argentina         45          100%          45           FUCO
     AES Alicura                         Argentina       1,000          98%          980          FUCO
     Fontes Nova - Light                   Brazil         144           21%          30           FUCO
     Ilha dos Pombos - Light               Brazil         164           21%          34           FUCO
     Nilo Pecanha - Light                  Brazil         380           21%          80           FUCO
     Pereira Passos - Light                Brazil         100           21%          21           FUCO
     CEMIG - Miranda                       Brazil         390           9%           35           FUCO
     CEMIG - Igarapava                     Brazil         210           1%            2           FUCO
     CEMIG (35 plants)                     Brazil        5,068          9%           441          FUCO
     AES Bayano                            Panama         150           49%          74           FUCO
     AES Panama                            Panama          42           49%          21           FUCO


                                       17


     AES Chiriqui - La Estrella            Panama          42           49%          21           FUCO
     AES Chiriqui - Los Valles             Panama          48           49%          24           FUCO
     AES Los Mina                        Dom. Rep.        210          100%          210           EWG
     AES Yarra                           Australia        510          100%          510          FUCO
     AES Jeeralang                       Australia        449          100%          449          FUCO
     AES Mt. Stuart                      Australia        288          100%          288          FUCO
     AES Xiangci - Cili                    China           26           51%          13           FUCO
     Wuhu Grassy Lake                      China          250           25%          63           FUCO
     Yangchun                              China           15           25%           4           FUCO
     Chengdu Lotus City                    China           48           35%          17           FUCO
     AES Jiaozuo                           China          250           70%          175          FUCO
     AES Hefei                             China           76           70%          53           FUCO
     AES Hefei II                          China           39           70%          27           FUCO
     AES Chongqing Nanchuan                China           50           70%          35           FUCO
     Yangcheng (1st Unit)                  China          350           25%          88           FUCO
     AES Ekibastuz                       Kazakhstan      4,000         100%         4,000         FUCO
     AES Ust-Kamenogorsk GES             Kazakhstan       331          100%          331          FUCO
     AES Shulbinsk GES                   Kazakhstan       702          100%          702          FUCO
     AES Ust-Kamenogorsk TETS            Kazakhstan      1,464         100%         1,464         FUCO
     AES Leninogorsk TETS                Kazakhstan       418          100%          418          FUCO
     AES Sogrinsk TETS                   Kazakhstan       349          100%          349          FUCO
     AES Semipalatinsk TETS              Kazakhstan       840          100%          840          FUCO
     AES Ust-Kamenogorsk Heat Nets       Kazakhstan       310          Mgmt.          0           FUCO
     OPGC                                  India          420           49%          206          FUCO
     AES Lal Pir                          Pakistan        351           90%          316          FUCO
     AES PakGen                           Pakistan        344           90%          310          FUCO
     AES Borsod                           Hungary         171          100%          171          FUCO
     AES Tisza II                         Hungary         860          100%          860          FUCO
     AES Tiszapalkonya                    Hungary         250          100%          250          FUCO
     AES Elsta                          Netherlands       405           50%          203          FUCO
     Medway                                 U.K.          688           25%          172          FUCO
     AES Indian Queens                      U.K.          140          100%          140           EWG
     AES Kilroot                            U.K.          520           97%          504          FUCO
     AES Belfast West                       U.K.          120           97%          116          FUCO
     AES Barry                              U.K.          230          100%          230          FUCO
     AES Drax Power Ltd.                    U.K.         4,065         100%         4,065         FUCO
     AES Fifoots Point                      U.K.          360          100%          360          FUCO
     AES Uruguaiana                        Brazil         600          100%          600          FUCO
     AES Tiete (10 plants)                 Brazil        2,650          44%         1,166         FUCO
     EDC (4 plants)                      Venezuela       2,265          87%         1,971         FUCO
     AES Merida III                        Mexico         484           55%          266          FUCO
     AES Mtkvari                          Georgia         600          100%          600          FUCO
     AES Khrami I                         Georgia         113          100%          113          FUCO
     AES Khrami II                        Georgia         110          100%          110          FUCO
     AES Ottana                            Italy          140          100%          140          FUCO
     AES Mamonal (KMR)                    Columbia         90           62%          56           FUCO
     AES Termo Candelaria (KMR)           Columbia        314          100%          314          FUCO
     AES Centrogener (Gener - 8            Chile          756           99%          748          FUCO
         plants)
     AES Chivor (Gener)                   Columbia       1,000          96%          960          FUCO
     AES Electrica de Santiago (Gener)     Chile          379           74%          280          FUCO


                                       18


     AES Energia Verde (Gener - 2          Chile           17           99%          17           FUCO
         plants)
     AES Guacolda (Gener)                  Chile          304           49%          149          FUCO
     AES Norgener (Gener - 2 plants)       Chile          276           99%          273          FUCO
     Itabo (Gener - 7 plants)            Dom. Rep.        587           24%          141          FUCO
     AES Thermo Ecotek - ECS             Czech Rep.        50           83           42           FUCO
     AES Thermo Ecotek - Premnitz         Germany          58           65           38           FUCO
     FOREIGN SUBTOTAL:                                   39,425                    28,421

     TOTAL - June 30, 2001                               45,951                    34,942
     Foreign Generation as a
     Percentage of Total:                                 86%                        81%

CILCORP Generating Plants at June 30, 2001:

                                                                        AES        AES
                                                        CAPACITY      INTEREST    EQUITY        REGULATORY
     UNIT                                  COUNTRY        (MW)          (%)        (MW)           STATUS
                                           -------        ----          ---       ------          ------
     Edwards (3 units)                        USA          740         100          740            IL PUC
     Duck Creek                               USA          366         100          366            IL PUC
     Indian Trails                            USA          10          100          10             IL PUC
     Sterling Avenue                          USA          30          100          30             IL PUC
     Hallock Power Modules                    USA          13          100          13             IL PUC
     Kickapoo Power Modules                   USA          13          100          13             IL PUC
     TOTAL - June 30, 2001                                1,172                    1,172

Revenues from electric generation capacity - 12 months ended June 30, 2001 (millions of dollars):

         CILCORP                                               160            4%
         AES (excluding CILCORP)(1)                          3,780           96%
                                                             -----           ---
         Total                                               3,940          100%

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and a 172 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 34,770 to 34,942 MW since March 31, 2001. There has been a 6% increase in the total revenues earned from the capacity owned by AES and CILCORP in the twelve-month period ended June 30, 2001 compared with the twelve-month period ended March 31, 2001.

-----------------------
(1)   Includes revenues from electric generating capacity owned by IPALCO.

The percentage of total revenues derived from the generation capacity owned by CILCORP has remained the same at 4%.

The physical location of the MW capacity added by AES since March 31, 2001 is in the United States, the Czech Republic and Germany.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of June 30, 2001 (millions of dollars):

CILCORP                                                         763
Total AES (excluding CILCORP)(2)                              6,012
                                                              -----
Total                                                         6,775

Electric transmission and distribution and gas distribution revenues for 12 months ending June 30, 2001 (millions of dollars):

CILCORP                                                         575
AES (excluding CILCORP)(3)                                    5,064
                                                              -----
Total                                                         5,639

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP has increased since March 31, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have increased since March 31, 2001. AES' transmission and distribution assets have increased and the revenues derived from such assets have increased since March 31, 2001. CILCORP's percentage of the total transmission and distribution assets has decreased from 12% to 11% and CILCORP's percentage of the total revenues from such assets has decreased from 12% to 10% for the twelve-month period ending June 30, 2001 compared to the twelve-month period ending March 31, 2001.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second quarter of 2001.

------------------------
(2)  Includes transmission and distribution assets owned by IPALCO.
(3) Includes revenues from transmission and distribution assets owned by IPALCO.

ITEM (6) PER EXEMPTION ORDER:

During the second quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of August, 2001 by the undersigned thereunto duly authorized.

                                                  The AES Corporation


                                            By:   /s/ WILLIAM R. LURASCHI
                                               ---------------------------------
                                                  William R. Luraschi
                                                  Vice President and Secretary